TIAA-CREF INDIVIDUAL & INSTITUTIONAL SERVICES, LLC
730 Third Avenue
New York, NY 10017
(212) 490-9000

April 28, 2011

<u>**VIA FACSIMILE**</u>

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

   Re: TIAA Real Estate Account
     Amendment No. 1 to Registration Statement on Form S-1
     <u>(as amended, the "Registration Statement") (File No. 333-172900)</u>

Commissioners:

   Pursuant to Rule 461 under the Securities Act of 1933, the undersigned, as principal underwriter, hereby joins a request by Teachers Insurance and Annuity Association of America, on behalf of the TIAA Real Estate Account, to accelerate the effective date of the above-captioned Registration Statement for certain variable annuity contracts as soon as reasonably practicable after 4:00 on Friday, April 29, 2011.

       Very truly yours,

       TIAA-CREF INDIVIDUAL & INSTITUTIONAL
       SERVICES, LLC

      By:
      Name: Peter Kennedy
      Title: Chief Operating Officer